SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Amendment to Resolution on Convening

of Annual General Meeting of Shareholders

On February 4, 2008, the Board of Directors of LG.Philips LCD Co., Ltd. (NYSE symbol: LPL) has approved the following additional agenda for the 23rd Annual General Meeting of Shareholders; appointment of external auditor as agenda for reporting and amendment of the articles of incorporation as agenda for approval.

1.	Date & Time:	10:00 A.M., February 29, 2008 (Friday)

2.	Venue:	Guest House, LG.Philips LCD Paju Display Cluster 1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

3.	Agenda for Meeting

	1) For reporting:	a. Audit Committee’s Audit Report

b. Business Report

c. Appointment of External Auditor (additional agenda)

	2) For approval:	a. Non-consolidated Balance Sheet, Non-consolidated Income Statement and Non-consolidated Statement of Appropriations of Retained Earnings of Fiscal Year 2007

• Dividend per common share: KRW 750

b. Amendment of the Articles of Incorporation (additional agenda)

c. Appointment of Directors

d. Appointment of Audit Committee Members

e. Remuneration Limit for Directors in 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: February 5, 2008	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/President & Chief Financial Officer